 1-A/A LIVE 0001692068 XXXXXXXX 024-10658 TMPOS, INC. GA 2016 0001692068 3578 47-5474718 1 2 3235 Satellite Blvd. Ste. 290 Duluth GA 30096 678-820-8382 Michael T. Williams Other 12319.00 0.00 0.00 0.00 12319.00 0.00 0.00 49289.00 -36979.00 12319.00 40470.00 79057.00 0.00 -38587.00 0.00 0.00 Artesian CPA Common Equity 41260000 None None 0 None None 0 None None true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 2000000 41260000 0.15 300000.00 0.00 0.00 0.00 300000.00 0.00 0.00 0.00 Artesian CPA 4000.00 Williams Securities Law Firm, P.A. 55000.00 0.00 0.00 225000.00 An additional $16,000 in miscellaneous offering expenses for which no category is listed above. true AK AL AR AZ CA CO CT DC DE FL GA HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false TMPOS, INC. Common Stock 35000000 0 35,000,000 founder shares at $.0001 par value upon formation for total $3,500. TMPOS, INC. Common Stock 5000000 0 5,000,000 shares for license agreement to affiliate, valued at par value or $500 TMPOS, INC. Common Stock 1260000 0 1,260,000 for legal services valued at par or Total $126.00 Section 4(2) of 1933 Act as limited number of investors, all accredited or sophisticated, no general advertising or solicitation and full access to all company information granted.